SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                            Commission File Number     0-20743
                                                                  --------------

                           NOTIFICATION OF LATE FILING

(Check One):       [ ]  Form 10-K    [ ]  Form 11-K     [ ]  Form 20-F
                   [X]  Form 10-Q    [ ]  Form N-SAR

         For Period Ended:    March 31, 2001
                          ------------------------------------------------------

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

         For the Transition Period Ended:   n/a
                                         ---------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the  notification  relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:    n/a
                                                       -------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant    OPEN PLAN SYSTEMS, INC.
                       ---------------------------------------------------------

Former name if applicable  n/a
                         -------------------------------------------------------

Address of principal executive office (Street and number)
                                                         -----------------------
     4299 Carolina Avenue, Building C
--------------------------------------------------------------------------------

City, state and zip code       Richmond, Virginia  23222
                        --------------------------------------------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            |     (a)      The reasons  described in  reasonable  detail in Part
            |              III of this  form  could  not be  eliminated  without
            |              unreasonable effort or expense;
            |
            |     (b)      The  subject  annual  report,   semi-annual   report,
            |              transition  report on Form 10-K, Form 20-F, Form 11-K
            |              or Form N-SAR, or portion thereof will be filed on or
    [ ]     |              before the 15th calendar day following the prescribed
            |              due  date;  or  the  subject   quarterly   report  or
            |              transition  report on Form 10-Q,  or portion  thereof
            |              will be filed on or  before  the fifth  calendar  day
            |              following the prescribed due date; and
            |
            |     (c)      The accountant's  statement or other exhibit required
            |              by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

                  The Registrant is experiencing a delay in the completion of its Quarterly Report on Form 10-Q for the period ended March 31, 2001 because management has been focusing on concluding the audit of its annual financial statements for the fiscal year ended December 31, 2000 and filing its Annual Report on Form 10-K for that period. The delay in concluding the audit process and filing the Form 10-K is due to unanticipated turnover in financial personnel, including the departures of the Registrant's Chief Financial Officer in December 2000 and its Controller in March 2001, and unresolved issues regarding inventory balances and certain other items. With the assistance of two financial consultants that the Company engaged specifically for the purpose of concluding the audit process in an expeditious manner, the Company has now substantially resolved these issues, annual financial statements have been prepared and the audit process is nearing its conclusion. The Registrant will file its Form 10-K as soon as practicable and its Form 10-Q as soon as practicable thereafter.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                  John L. Hobey               804                  228-5600
--------------------------------------------------------------------------------
                     (Name)                (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [ ] Yes [X] No

                  The Registrant has not filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2000. Additional information on the delay in the filing of the Form 10-K is set forth in Part III above.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  As described in Part III above, management has been focusing on concluding the audit of its annual financial statements for the fiscal year ended December 31, 2000 and filing its Annual Report on Form 10-K for that period. The Registrant cannot complete its Quarterly Report on Form 10-Q until it has completed the Form 10-K. As a result, at this time, the Registrant is unable to make a reasonable estimate of its results of operations for the period ended March 31, 2001. The Registrant is therefore unable to anticipate whether there will be any significant change in its results of operations from the period ended March 31, 2000 to the period ended March 31, 2001.

                  The Registrant cautions readers that statements contained herein regarding the filing of the Form 10-K and the Form 10-Q are forward-looking statements based upon management's current knowledge and assumptions about future events. Actual results or performance may be materially different from any results or performance expressed or implied by such forward-looking statements. For a list of factors that could affect the Registrant's results of operations or management's expectations, see the description of forward-looking and cautionary statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Registrant's Form 10-K for the fiscal year ended December 31, 1999, as filed with the Securities and Exchange Commission.

                             OPEN PLAN SYSTEMS, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 15, 2001                         By:   /s/ John L. Hobey
                                                --------------------------------
                                                John L. Hobey
                                                Chief Executive Officer


                  Instruction. The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).